Exhibit 99.1

BitFuFu Announces June 2026 Bitcoin Production and Operational Updates

SINGAPORE, July 10, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for June 2026.

“During June, we continued executing our long-term strategy with a focus on enhancing operational quality and capital discipline,” said Leo Lu, Chairman and CEO of BitFuFu. “While optimizing our mining operations, we acquired and deployed 1,200 S21 XP units in June, increasing our self-owned hashrate to 3.5 EH/s. We have also signed agreements to acquire and deploy 2,000 additional S21 XP units in July, with full operational deployment expected to be completed during the month. In addition, during June, we secured 5.3 EH/s of hashrate from suppliers under a nine-month agreement, scheduled to commence in August 2026, reflecting our conviction in Bitcoin’s medium- to long-term value proposition. Together with our recently announced share repurchase program, we remain focused on disciplined capital allocation, optimizing asset utilization, and investing in the infrastructure and technologies that support our long-term growth and create sustainable value for shareholders.”

June 2026 Highlights (as of June 30, 2026)

	June 2026	May 2026
Bitcoin Held	1,671 BTC	1,855 BTC
Bitcoin Production	125 BTC	177 BTC
Daily Bitcoin Production	4.2 BTC	5.7 BTC
Self-Mining Production	70 BTC	90 BTC
Cloud Mining Production	55 BTC	87 BTC
Hashrate	15.3 EH/s	19.5 EH/s
Self-Owned Hashrate	3.5 EH/s	3.2 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	11.8 EH/s	16.3 EH/s
Average Fleet Efficiency	17.9 J/TH	17.8 J/TH
Power Capacity	273 MW	346 MW

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,671 BTC[1]. The reduction in Bitcoin holdings during June mainly reflects the net impact of client receipts and upfront payments to suppliers for 5.3EH/s of future hashrate capacity, scheduled to commence in August 2026 and extend for 270 days.

●	Bitcoin Production: 125 BTC (including 55 BTC from cloud mining and 70 BTC from self-mining), representing a 29.4% month-over-month decrease, which was primarily due to the decrease in the total hashrate under management. Daily bitcoin production averaged 4.2 BTC throughout June, with contributions from both cloud mining and self-mining operations.

Hashrate Overview:

●	Total Hashrate Under Management: 15.3 EH/s, compared with 19.5 EH/s in May 2026.

o	Self-Owned Hashrate[2]: 3.5 EH/s, representing a 9.4% month-over-month increase, reflecting continued growth in the company’s self-operated mining capacity.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 11.8 EH/s.

●	Average Fleet Efficiency: 17.9 J/TH, demonstrating consistently efficient mining operations.

[1]	Includes 54 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces June 2026 Bitcoin Production and Operational Updates

Power and Infrastructure:

●	Total Power Capacity Under Management: 273 MW.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com